[Letterhead of Æterna Zentaris Inc.]
August 6, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Subject:	Æterna Zentaris Inc.
Form 20-F for the Fiscal Year Ended December 31, 2009
File No. 000-30752
Dear Sir:
This letter is being submitted to the Staff of the United States Securities and Exchange Commission (the “Staff”) in response to the comments in the Staff’s letter dated July 8, 2010 (the “July 8th Letter”) regarding Æterna Zentaris Inc.’s (the “Company”) Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”).
For reference purposes, the comments as set forth in the July 8th Letter are reproduced in this letter, and the corresponding responses of the Company are shown below each comment.
Regulatory Compliance, page 47
1.	Please revise your disclosure to provide a description of the material effects of government regulations on your business, identifying the regulatory body. See Item 4.B.8 of Form 20-F.
Response:
The Company respectfully submits that the disclosure on page 47 of the Form 20-F under the caption, “Regulatory Compliance,” when read together with the disclosure included in “Risk Factors” and the descriptions of the Company’s programs under “Business overview” in Item 4.B., substantially describes the material effects of the various government regulations on the Company’s business. In order to supplement the existing disclosure regarding the effects of government regulation, however, the Company proposes to make the following disclosures in response to the Staff’s comment in its next Annual Report on Form 20-F. For the Staff’s convenience, the following excerpt from page 47 of the Form 20-F has been marked to show the revisions to the disclosure that will be made in response to the Staff’s comment.
“REGULATORY COMPLIANCE
Governmental authorities in Canada, the United States, Europe and other countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record keeping, advertising, promotion, export, marketing and distribution, among other things, of our product candidates. Under the laws of the United States, the countries of the European Union, and other countries, we and the institutions where we sponsor research are subject to obligations to ensure that our clinical trials are conducted in accordance with GCP guidelines and the investigational plan and protocols contained in an Investigational New Drug application, or comparable foreign regulatory submission. The Japanese regulatory process for approval of new drugs is similar to the FDA approval process described below except that Japanese regulatory authorities request bridging studies to verify that foreign clinical data are applicable to Japanese patients and also require the tests to determine appropriate dosages for Japanese patients to be conducted on Japanese patient volunteers. Due to these requirements, delays of two to three years in introducing a drug developed outside of Japan to the Japanese market are possible. Set forth below is a brief summary of the material government regulations affecting the Company in the major markets in which we intend to market our products.
Canada
In Canada, the Canadian Therapeutic Products Directorate is the Canadian federal authority that regulates pharmaceutical drugs and medical devices for human use. Prior to being given market authorization, a manufacturer must present substantive scientific evidence of a product’s safety, efficacy and quality as required by the Food and Drugs Act and other regulations. The requirements for the development and sale of pharmaceutical drugs in Canada are substantially similar to those in the United States, which are described below.
United States
In the United States, the FDA, under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations, subject pharmaceutical products to rigorous review.
In order to obtain approval of a new product from the FDA, we must, among other requirements, submit proof of safety and efficacy as well as detailed information on the manufacture and composition of the product. In most cases, this proof entails extensive preclinical, clinical, and laboratory tests. Before approving a new drug or marketing application, the FDA also typically conducts pre-approval inspections of the company, its contract research organizations and/or its clinical trial sites to ensure that clinical, safety, quality control, and other regulated activities are compliant with Good Clinical Practices, or GCP, or Good Laboratory Practices, or GLP, for specific non-clinical toxicology studies. Manufacturing facilities used to produce a product are also subject to ongoing inspection by the FDA. The FDA may also require confirmatory trials, post-marketing testing, and extra surveillance to monitor the effects of approved products, or place conditions on any approvals that could restrict the commercial applications of these products. Once approved, the labeling, advertising, promotion, marketing, and distribution of a drug or biologic product must be in compliance with FDA regulatory requirements.
The first stage required for ultimate FDA approval of a new biologic or drug involves completion of preclinical studies and the submission of the results of these studies to the FDA. This, together with proposed clinical protocols, manufacturing information, analytical data, and other information in an IND, must become effective before human clinical trials may commence. Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product. The FDA regulates preclinical studies under a series of regulations called the current GLP regulations. If the sponsor violates these regulations, the FDA may require that the sponsor replicate those studies.
After the IND becomes effective, a sponsor may commence human clinical trials. The sponsor typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase 1 trials, the sponsor tests the product in a small number of patients or healthy volunteers, primarily for safety at one or more doses. Phase 1 trials in cancer are often conducted with patients who have end-stage or metastatic cancer. In Phase 2, in addition to safety, the sponsor evaluates the efficacy of the product in a patient population somewhat larger than Phase 1 trials. Phase 3 trials typically involve additional testing for safety and clinical efficacy in an expanded population at geographically dispersed test sites. The sponsor must submit to the FDA a clinical plan, or “protocol,” accompanied by the approval of the institutions participating in the trials, prior to commencement of each clinical trial. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time. In the case of product candidates for cancer, the initial human testing may be done in patients with the disease rather than in healthy volunteers. Because these patients are already afflicted with the target disease, such studies may provide results traditionally obtained in Phase 2 studies. Accordingly, these studies are often referred to as “Phase 1/2” studies. Even if patients participate in initial human testing and a Phase 1/2 study is carried out, the sponsor is still responsible for obtaining all the data usually obtained in both Phase 1 and Phase 2 studies.

The sponsor must submit to the FDA the results of the preclinical and clinical testing, together with, among other things, detailed information on the manufacture and composition of the product, in the form of a new drug application or, in the case of a biologic, a BLA. In a process that can take a year or more, the FDA reviews this application and, when and if it decides that adequate data is available to show that the new compound is both safe and effective for a particular indication and that other applicable requirements have been met, approves the drug or biologic for marketing. The amount of time taken for this approval process is a function of a number of variables, including the quality of the submission and studies presented and the potential contribution that the compound will make in improving the treatment of the disease in question.
Orphan-drug designation is granted by the FDA Office of Orphan Drug Products to novel drugs or biologics that treat a rare disease or condition affecting fewer than 200,000 patients in the U.S. The designation provides the drug developer with a seven-year period of U.S. marketing exclusivity if the drug is the first of its type approved for the specified indication or if it demonstrates superior safety, efficacy or a major contribution to patient care versus another drug of its type previously granted the designation for the same indication. We hold orphan drug designations for perifosine in multiple myeloma and for the treatment of neuroblastoma and for AEZS-108 for the treatment of advanced ovarian cancer as well as for AEZS-130 (SolorelTM) for the diagnosis of growth hormone deficiency.
Under the Hatch-Waxman Act, newly-approved drugs and indications may benefit from a statutory period of non-patent data exclusivity. The Hatch-Waxman Act provides five-year data exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, or NCE, meaning that the FDA has not previously approved any other drug containing the same active pharmaceutical ingredient, or active moiety. Although protection under the Hatch-Waxman Act will not prevent the submission or approval of another full NDA, such an NDA applicant would be required to conduct its own preclinical and adequate, well-controlled clinical trials to demonstrate safety and effectiveness.
The Hatch-Waxman Act also provides three years of data exclusivity for the approval of new and supplemental NDAs, including Section 505(b)(2) applications, for, among other things, new indications, dosage forms, routes of administration, or strengths of an existing drug, or for a new use, if new clinical investigations that were conducted or sponsored by the applicant are determined by the FDA to be essential to the approval of the application. This exclusivity, which is sometimes referred to as clinical investigation exclusivity, would not prevent the approval of another application if the applicant has conducted its own adequate, well-controlled clinical trials demonstrating safety and efficacy, nor would it prevent approval of a generic product that did not incorporate the exclusivity-protected changes of the approved drug product.
The labeling, advertising, promotion, marketing, and distribution of a drug or biologic product must be in compliance with FDA regulatory requirements. Failure to comply with applicable requirements can lead to the FDA demanding that production and shipment cease, and, in some cases, that the manufacturer recall products, or to enforcement actions that can include seizures, injunctions, and criminal prosecution. These failures can also lead to FDA withdrawal of approval to market a product.
European Union
Medicines can be authorized in the European Union by using either the centralized authorization procedure or national authorization procedures.
Centralized procedure
The European Union has implemented a centralized procedure coordinated by the European Medicine Agency (EMA) for the approval of human medicines, which results in a single marketing authorization issued by the European Commission that is valid across the European Union, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human medicines that are derived from biotechnology processes, such as genetic engineering, contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions, and designated orphan medicines. For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the EMA, as long as the medicine concerned is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health.
National authorization procedures
There are also two other possible routes to authorize medicinal products in several European Union countries, which are available for investigational drug products that fall outside the scope of the centralized procedure:
Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one European Union country of medicinal products that have not yet been authorized in any European Union country and that do not fall within the mandatory scope of the centralized procedure.

The application will be reviewed by a selected Reference Member State (RMS). The Marketing Authorization granted by the RMS will then be recognized by the other Member States involved in this procedure.
Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one European Union Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other European Union countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.
For more information about the regulatory risks associated with the Company’s business operations, see “Item 3—Key Information—Risk Factors”.”
Item 5. Operating and Financial Review and Prospects
R&D Costs, page 66
2.	Please refer to your tabular disclosure summarizing primary third-party R&D costs by product. Revise your table to disclose the amount of all R&D costs by product as reflected in your statement of operations for each period presented.
Response:
The Company respectfully advises the Staff that to date, the Company has not tracked its total research and development (“R&D”) costs on a product-by-product or project basis, except for third-party R&D costs. Accordingly, the Company cannot reasonably estimate the amount of total R&D costs that it has incurred with respect to each product or project. To disclose such information would require Company management to apply substantial arbitrary allocation assumptions without adequate or reasonable basis (e.g., internal resources are utilized across multiple projects, including pre-clinical initiatives, and in various phases thereof). In addition, any such allocation would not appropriately represent how the Company manages its R&D investment. However, third-party R&D costs, as disclosed in the Form 20-F, represented approximately 66% of the Company’s total R&D costs, net of R&D tax credits and grants, for the year ended December 31, 2009.
Given the relative significance of the Company’s third-party R&D costs, Company management historically has monitored those costs on a product-by-product or project basis. As a result, the Company proposes to make the following disclosures, in response to the Staff’s comment, in the Company’s next Annual Report on Form 20-F (at or in close proximity to the information that has been provided on page 66 of the Form 20-F), which will include a description of the major categories of the Company’s R&D costs as well as information, for each period presented, on the Company’s R&D costs by nature of the expense. In addition, the Company intends to provide substantially similar financial information regarding its R&D costs in its next periodic report that the Company will furnish to the Securities and Exchange Commission under the Securities Exchange Act.
“R&D costs include: employee compensation and fringe benefits; third-party costs; building rental, service and maintenance; and other expenses, as shown in the first table below. Third-party R&D costs consist of, among other expenses, external studies and collaborative work performed by contract research organizations, laboratory supplies and services, active pharmaceutical ingredient (or raw material) costs and patent protection expenses. These third-party costs are tracked by product or project, as shown in the second table below. All other R&D costs, including Company employee compensation and benefits, are not charged to specific products or projects, since the number of clinical and preclinical product candidates or development projects tends to vary from period to period and since internal resources are utilized across multiple projects over any given period of time.
The following table summarizes our total R&D costs by nature of expense:

(in thousands)
(unaudited)

Years ended December 31,
	2010	2009	2008

	$	$	$
Employee compensation and fringe benefits	xx,xxx	xx,xxx	xx,xxx
Third-party costs	xx,xxx	xx,xxx	xx,xxx
Facilities rent and maintenance	xx,xxx	xx,xxx	xx,xxx
Other costs	xx,xxx	xx,xxx	xx,xxx

	xx,xxx	xx,xxx	xx,xxx

The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the years ended December 31, 2010, 2009 and 2008:

(in thousands)
(unaudited)

			Years ended December 31,
Product candidate	Status	Indication	2010	2009	2008

			$	$	$

Cetrorelix	Phase 3*	BPH*	xx,xxx	23,812	25,697
AEZS-130		Endocrinology
(SolorelTM)	Phase 3	(diagnostic)	xx,xxx	592	—
Perifosine	Phases 2 and 3	Oncology	xx,xxx	304	2,425
Ozarelix	Phase 2*	BPH*	xx,xxx	366	253
AEZS-108	Phase 2	Oncology	xx,xxx	409	1,259
AEZS-112	Phase 1	Cancer	xx,xxx	430	981
AEZS-129 / Erk PI3K	Preclinical	Cancer	xx,xxx	1,151	1,609
AEZS-123 / Ghrelin		Endocrinology and
receptor	Preclinical	oncology	xx,xxx	530	1,154
AEZS-115 / LHRH		Endocrinology and
antagonist	Preclinical	oncology	xx,xxx	235	843
Other	Preclinical	Multiple	xx,xxx	1,096	1,913

			xx,xxx	28,925	36,134

*	Development activities terminated in the last quarter of 2009 and beginning of 2010.”
3.	You disclose on page 77 that during 2010, you expect to focus on R&D efforts vis-à-vis your later-stage compounds, including perifosine, AEZS-108 and Solorel. For each significant R&D project, please revise your disclosure to address the following:
•	The costs incurred to date on each project;

•	The nature, timing and estimated costs of the efforts necessary to complete the project; and,

•	The period in which material net cash inflows from significant projects are expected to commence.
Please disclose your criteria for deeming a R&D project significant. For the remainder of the projects that you do not deem significant, disclose the number of projects by indication or other descriptive class/category showing preclinical versus clinical and provide an estimate of the nature, timing and cost to complete these projects.
Response:
As discussed in the Company’s response to Staff comment #2, Company management has not tracked its total R&D costs on a product-by-product or project basis, except for third-party R&D costs. The Company respectfully advises the Staff that it is unable to reasonably estimate the nature, timing or remaining costs necessary to complete any in-process R&D initiatives, nor can management reasonably determine the period in which material net cash inflows from significant R&D projects can be expected to commence. As described in the proposed disclosure below, completion dates and material net cash inflows from the Company’s R&D programs are subject to a number of risks and uncertainties, including the availability of capital, the development progress of existing or potential future partnerships for its drug candidates, the progress and results of the Company’s current and proposed clinical trials for its drug candidates and the allocation of resources among programs. The Company proposes to make the following disclosures in response to the Staff’s comment in the Company’s next Annual Report on Form 20-F (at or in close proximity to the information that has been provided on page 77 of the Form 20-F.
“The successful development of our product candidates cannot be guaranteed with any reasonable certainty and is subject to a number of risks and uncertainties inherent in the drug development process, as regulatory initiatives are commenced and throughout the various stages of our product development programs. As a result, we are unable to predict the nature, timing or extent of costs that we will incur in the continued development of our product candidates. While we are focused on advancing each of our preclinical and clinical development programs, our future R&D costs will depend, among other factors, on the determinations that we will make as to the scientific and clinical success of each product candidate, on the ongoing technical and/or commercial assessments that may be made by us or our partners and on potential requirements of regulatory authorities. We are therefore also not able to predict how internal or external resources will be allocated to our development initiatives in future periods. Additionally, we cannot estimate with any degree of certainty how our current or potential strategic partnerships and collaborations will be maintained or secured or to what degree any such arrangements will impact our development activities or capital requirements in the future.
The successful development of our product candidates is uncertain and subject to a number of risks, including, but not limited to, the following:
•	uncertainty as to whether any of our product candidates will prove to be safe and effective or will satisfy all of the other requirements necessary to receive and maintain regulatory approval;

•	data from preclinical and clinical studies and trials are subject to interpretations that could delay, limit or prevent regulatory approval;

•	the duration of clinical trials may vary substantially depending on the type, extent, complexity and novelty of the related product candidate;

•	governmental regulation, legislation, administrative action or changes in regulatory policy could cause delays or significant changes to our development or regulatory review processes; and

•	the emergence of competing technologies and products, as well as other adverse market developments, are not predictable.
Other risk factors and uncertainties associated with our operations are discussed in “Item 3—Key Information—Risk Factors”.
Due to these risks and uncertainties, we are not able to reasonably estimate the total costs that we expect to incur to commercialize any of our product candidates. Also, accurate and meaningful estimates of the timing of completion of any of our product development programs or the period in which any material net cash inflows from such programs will commence are not available.”
Critical Accounting Policies and Estimates
Revenue Recognition and Deferred Revenues, page 72
4.	You disclose that sales of products are net of estimated sales allowances and rebates. Please revise to disclose the amount of each accrual at each balance sheet date and the amount recorded in results of operations for each period presented of the change in the prior period estimate for each accrual.
Response:
Given that the Company sells Cetrotide® to a select number of customers who in turn are responsible for the marketing, sale and distribution of that product on a wider scale (e.g., to end users), rebates on sales of Cetrotide® by the Company are not applicable to our current business. Additionally, sales allowances relating to the sale of Cetrotide® are not common and have been insignificant in recent years. As such, based on the insignificant amounts of these sales allowances, the Company would not expect the presentation of any related accruals to be important to investors or to warrant separate disclosure. To the extent that sales allowances continue to be insignificant and rebates remain inapplicable to the Company’s product sales in future periods, the Company intends to revise its policy disclosures in its next Annual Report on Form 20-F to omit references to any sales allowances and rebates so as to avoid any confusion. In the event that sales allowances become material or rebates become applicable to the Company’s product sales in the future (e.g., in the event that future shorter-term arrangements with customers become subject to variability associated with rebates and allowances), the Company will disclose, when applicable, the amount of each accrual at each balance sheet date and the amount recorded in results of operations for each period presented of the change in the prior period estimate for each accrual.

Outlook for 2010
Perifosine, page 76
5.	Based on your disclosure starting on page 47, certain US, European and Japanese patents for perifosine will expire in 2013. You also disclose that patent extensions of up to five years may be possible. Please disclose the probability of these extensions being granted. If the probability of patent extensions is low, disclose the expected effect from these patent expirations on your future operations and financial position and your strategic relationship with Keryx Biopharmaceuticals, which you expect to provide a substantial portion of your future revenues.
Response:
The Company supplementally advises the Staff that perifosine is a new chemical compound, which has never before been marketed and has not yet received any regulatory approval. While the Company cannot predict with any degree of reasonable certainty the timing of any potential approval of perifosine in the United States or Europe, the Company’s goal is to obtain regulatory approval in order to begin commercializing perifosine in the United States and Europe before the aforementioned patent expiration.
Further, the Company proposes to make the following supplemental disclosures in response to the Staff’s comment in its next Annual Report on Form 20-F. While these supplemental disclosures specifically address patent extensions, we note that patent protection represents only one component of the Company’s multi-faceted approach to protect its intellectual property and marketing exclusivity, which, as discussed in the Company’s response to the Staff’s comment #1, includes potentially acquiring data protection and/or orphan drug designation. For the Staff’s convenience, the following excerpt from page 47 of the Form 20-F has been marked to show the revisions to the disclosure that will be made in response to the Staff’s comment.
“INTELLECTUAL PROPERTY — PATENTS
We believe that we have a solid intellectual property portfolio that covers compounds, manufacturing processes, compositions and methods of medical use for our lead drugs and drug candidates. Our patent portfolio consists of about 55 owned and in licensed patent families (issued, granted or pending in the United States, Europe and other jurisdictions). Independent from the original patent expiry date additional exclusivity is possible in the United States, Europe and several other countries by data protection for new chemical entities, by orphan drug designation, or by patent term extension respective supplementary protection certificate.
In the United States, the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our pharmaceutical products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. While we anticipate that any such applications for patent term extensions will likely be granted, we cannot predict the precise length of the time for which such patent terms would be extended in the United States, Europe or other jurisdictions. If we are not able to secure patent term extensions on patents covering our products for meaningful periods of additional time, we may not achieve or sustain profitability, which would adversely affect our business.”
Revenue expectations, page 77
6.	You disclose on page 48 that the U.S. and European patents for the compound cetrorelix will expire in 2010 and 2013, respectively. Cetrorelix appears to be the active compound for your only current commercialized product Cetrotide®. Please revise to disclose the expected effect on your results of operations and financial position of the expiration of U.S. patent 5,198,533 and European patent 0 299 402.
Response:
The Company supplementally advises the Staff that the Company does not expect any significant negative impact from the expiration of U.S. patent 5,198,533 and European patent 0 299 402 due to the fact that the Company owns or licenses a number of additional patents that also cover Cetrotide®. As described on page 48 of the Company’s 20-F, U.S. patent 6,828,415 (“Process to prepare a cetrorelix lyophilized composition”) expires in 2021 and U.S. patent 7005418 (Injection Solution of an LHRH antagonist) which expires in 2022. The Company believes these patents are likely to preclude the entry of a generic form of cetrorelix prior to their expiration.
Given the above facts, the Company does not believe that the expiration of the two patents referred to above, per se, will have any significant impact on the Company’s results or operations or financial position.

Item 10. Additional Information
C. Material Contracts
Other Material Contracts, page 108
7.	Please revise regarding your license and collaboration agreement with Keryx to disclose the term and termination provisions of this agreement.
Response:
The Company proposes to make the following disclosures regarding the term and termination provisions of the License and Cooperation Agreement for Perifosine by and between Zentaris GmbH and AOI Pharma, Inc., dated September 18, 2002, as amended (the “Keryx Agreement”). The Company intends to include the proposed disclosures in its next Annual Report on Form 20-F when describing the terms of the Keryx Agreement. For the Staff’s convenience, the following excerpt from page 108 of the Form 20-F has been marked to show the revisions to the disclosure that will be made in response to the Staff’s comment.
“Other Material Contracts
We are party to a license and collaboration agreement with Keryx. Under the terms of this agreement, Keryx undertakes, at its own cost, all development activities necessary to obtain regulatory and marketing approvals of perifosine, a signal transduction inhibitor, for all uses in the United States, Canada and Mexico. The agreement provides for, among other things, the availability of data generated by both parties free of charge. In September 2002, we received an upfront payment of approximately $0.5 million and are eligible to receive payments of up to an aggregate of $18.3 million upon Keryx’s successful achievement of clinical development and regulatory milestones, in addition to scale-up royalties (from high single to low double-digit) on future net sales in the United States, Canada and Mexico. The license and collaboration agreement terminates upon the later of the expiration of all underlying patent rights or ten years from the first commercial sale of perifosine in any of the covered territories. In addition, Keryx may, at its option, terminate the agreement with respect to a country in the covered territories or as to the entire agreement at any time by giving written notice to us. Upon such termination, the license shall terminate and Keryx shall pay us any accrued amounts payable under the agreement. The agreement may also be terminated for material breach by the other party and in the certain events of bankruptcy or insolvency of the other party.”

Consolidated Financial Statements
Notes to Consolidated Financial Statements
5. Sale of Cetrotide® royalty stream, page 136
8.	You disclose that Merck Serono is obligated to pay royalties, related to its sale of Cetrotide® through the expiry date of your underlying patent rights and that “Merck Serono is expected to pay Cowen over the term of the underlying arrangements.” Please disclose the expiry date for the underlying patent rights and the term of the “underlying arrangements” if different.
Response:
The Company supplementally advises the Staff that the term over which Cowen Healthcare Royalty Partners L.P. (“Cowen”) is expected to receive royalty payments from ARES Trading S.A. (“Merck Serono”) has been based on the expected term that corresponds to Merck Serono’s obligation to pay royalties pursuant to the underlying license agreement between Merck Serono and the Company. That agreement is not reasonably expected to expire earlier than mid-November, 2022 which corresponds to the expiration date of the last of the patent rights attributable to Cetrotide®—namely, patent family 01/10Z, “Injection solution of an LHRH antagonist.” The Company is therefore amortizing the deferred revenues accounted for in connection with the sale of the related future royalty stream through the end of fiscal year 2022. The Company will add disclosure to this effect in the notes to its next annual consolidated financial statements in response to the Staff’s comment.
9.	Please revise your disclosure to describe the nature of the transaction costs that have been capitalized as deferred charges. Explain to us your basis under U.S. GAAP for capitalizing these costs.
Response:
In connection with the sale of the Cetrotide® royalty stream to Cowen, the Company incurred a total of approximately $4.8 million in costs which represent direct and incremental external expenses associated with the underlying purchase and sale agreement and pertinent activities.
The Company has capitalized these costs as royalty sale transaction expenses (included in Deferred Charges and Other Long-Term Assets) and is amortizing those costs based on the “units-of-revenue” method in the same manner and over the same period in which the related deferred revenues are recognized as royalty revenues. This accounting treatment has been determined by analogy to the Canadian Institute of Chartered Accountants’ Emerging Issues Committee Abstract 143, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”, which is harmonized with the Financial Accounting Standards Board’s (“FASB”) eponymous Technical Bulletin No. 90-1, now codified as part of the FASB’s Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (Subtopic 20, Section 25), which states that “[c]osts that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) shall be deferred and charged to expense in proportion to the revenue recognized. All other costs, such as costs of services performed under the contract, general and administrative expenses, advertising expenses, and costs associated with the negotiation of a contract that is not consummated, shall be charged to expense as incurred.” This guidance is also consistent with other areas of the ASC—namely, ASC Topic 310, Receivables (Subtopic 20), and ASC Topic 944, Financial Services—Insurance (Subtopic 30).
The transaction costs in question are comprised of fees charged by the investment banking institution that was engaged to monetize the royalty stream subject to the agreement with Cowen, the transaction costs charged by Cowen (discussed in note 5 to the Company’s 2009 consolidated financial statements), legal expenses and other professional fees, all of which would not have been incurred but for the consummation of the ultimate transaction with Cowen.
In response to the Staff’s comment, the Company intends to revise the disclosure that discusses the foregoing matter in the Company’s next annual consolidated financial statements, which will be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010. For the Staff’s convenience, the following excerpt, which appeared as note 5 from the Company’s 2009 consolidated financial statements included in the Form 20-F, contains the relevant disclosures to the foregoing matter and has been marked to show the revisions to the disclosure that will be made in the corresponding notes to the Company’s next annual consolidated financial statements in response to the Staff’s comment.
5 Sale of Cetrotide® royalty stream
“Transaction costs incurred in connection with the aforementioned PSA were comprised of fees charged by the investment banking institution that was engaged to monetize the royalty stream, transaction costs charged by Cowen (discussed above), legal expenses and other professional fees directly related to the consummation of the PSA. The Company has recognized and will continue to recognize royalty expenses in each period based on the transaction costs, which have been capitalized as deferred charges in the accompanying balance sheets ~~(see note 12)~~, in the same manner and over the same period in which the related deferred revenues are recognized as royalty revenues.”
13. Intangible assets, page 140
10.	In 2009, you recognized $3.8 million of impairment related to cetrorelix intangible assets asserting that the carrying value was no longer recoverable. You appear to have based this conclusion after your announcements that your second Phase 3 study with cetrorelix in BPH had not reached its primary endpoint and sanofi had decided to terminate the related development, commercialization and license agreement. Please explain to us why the entire carrying value of cetrorelix is no longer recoverable, when it is the active compound in your commercialized product Cetrotide®.
Response:
On December 30, 2002, the Company acquired Zentaris AG, a German biopharmaceutical company specializing in the development of drugs in oncology and endocrinology, for a total consideration of approximately $85.5 million. In connection with the purchase price allocation for the acquisition, fair value was separately assigned to at least two of the following identifiable intangible assets acquired: (i) Cetrotide® for in vitro fertilization (“IVF”) and (ii) cetrorelix for use in the treatment of benign prostatic hyperplasia (“BPH”) and in other indications.
Cetrotide® relates to the Company’s product of the same name, which is currently manufactured and commercialized worldwide for use in IVF. Cetrorelix, as incorporated in Cetrotide®, is an acetate formulation that is administered via subcutaneous injection. By contrast, cetrorelix, as incorporated in the potential treatment for BPH and indications other than IVF, predominantly represents a different formulation (pamoate-depot formulation) that is administered via intra-muscular injection and at different dosage levels. At the time of the Company’s acquisition of Zentaris AG, the two separate major indications—namely IVF and BPH/other—were identified, and the fair value that was assigned and recorded for Cetrotide® was based on the ongoing manufacture and commercialization of Cetrotide®, whereas the fair value that was assigned and recorded for cetrorelix was based on the Company’s expectations and relevant potential market data related to cetrorelix as expected to be utilized in a drug to be developed for the treatment of BPH and other potential non-IVF indications.
Following the Company’s announcement that its second Phase 3 study with cetrorelix in BPH did not reach its primary endpoint and the subsequent termination of its agreement with sanofi-aventis U.S. LLC, the Company determined that the carrying value of cetrorelix was no longer recoverable. As a result, an impairment charge, representing the full remaining carrying value of the intangible asset for cetrorelix assets for the treatment of BPH and potential indications other than IVF, or approximately $3.9 million, was recorded as additional amortization expense in December 2009 in the Company’s consolidated statement of operations.
On the other hand, the Company concluded that, at December 31, 2009, the carrying value of its intangible assets representing the value of Cetrotide® was recoverable. Accordingly, the Company did not record an impairment charge for its Cetrotide® intangible assets.
19. Income taxes, page 151
11.	It appears that you have included only $9.9 million of the $13.8 million increase in your income tax valuation allowance in your income tax rate reconciliation. Please explain to us why the remaining $3.9 million change in your valuation allowance was excluded from the rate reconciliation.

Response:
The increase in the Company’s deferred tax asset valuation allowance was determined as follows for rate reconciliation presentation purposes:
•	The increase of the valuation allowance attributable to each of the Company’s legal entities was determined in local currency (i.e., the currency of the country in which each legal entity has been established and prepares its respective annual tax declarations). At December 31, 2009, the Company had significant deferred tax assets in Germany and in Canada, and those assets were reduced in full by a corresponding valuation allowance.

•	The aforementioned increases were converted to the functional currency common to all Company entities, or the euro, via the application of the relevant annual average exchange rates.

•	The aforementioned euro-denominated variations were translated into US dollars, the Company’s reporting currency, using an annual euro/USD average exchange rate.
The currency conversion approach discussed above was applied to all other variations that are reported in the Company’s income tax rate reconciliation.
The Company’s deferred tax assets and liabilities, which are monetary items, are remeasured into the Company’s functional currency using year-end spot rates. The valuation allowances that offset the Company’s deferred tax assets are also remeasured at the same year-end spot rates. Foreign exchange remeasurement gains, which arose predominantly due to the weakening of the euro vis-à-vis the Canadian dollar from December 31, 2008 to December 31, 2009, attributable to the Company’s deferred tax assets, were recognized in earnings, as were the equivalent foreign exchange losses attributable to the remeasurement of the corresponding valuation allowance. As a result, while the valuation allowance increased due to remeasurement losses, the net impact on the Company’s consolidated statement of operations was zero.
The difference of approximately $3.9 million between the carrying value of the Company’s valuation allowance from December 31, 2008 to December 31, 2009 that has not been presented in the rate reconciliation is therefore attributable to period-end foreign exchange remeasurement adjustments with zero net effect on the Company’s income tax provision and consolidated statement of operations, or the statement to which the rate reconciliation is exclusively relevant.
Item 19. Exhibits, page 171
12.	You have redacted portions of Exhibits 4.10. You have not requested confidential treatment for the redacted portions of this exhibit. Since you have not promptly submitted a request for confidential treatment of the redacted portions of this exhibit, please amend your Form 6-K filed on November 24, 2008 to reinstate all redactions and re-file the complete agreement in its entirety. In addition, please confirm that you have filed all other material agreements that do not have valid orders for confidential treatment without redactions and in their entirety. For those agreements which you have a valid order for confidential treatment, please revise your exhibit index to indicate which exhibits have a valid confidential treatment order pursuant to which portions of those agreements have been omitted.
Response:
With respect to Exhibit 4.10, the Company has concurrently submitted to the Staff a request for confidential treatment of certain terms contained in the agreement.
The Company intends to revise the Exhibit Index to the Form 20-F in its next Annual Report on Form 20-F to indicate which exhibits have a pending request for confidential treatment or a valid confidential treatment order, as applicable, pursuant to which portions of such exhibits have been omitted. With respect to all material agreements that are listed in the Exhibit Index to the Form 20-F, the Company confirms that it has filed all such material agreements in their entirety and without redaction, except with respect to (i) Exhibit 4.10, as to which the Company is requesting confidential treatment concurrently herewith and (ii) Exhibits 4.11, 4.12 and 4.13, as to which the Securities and Exchange Commission has granted an order of confidential treatment concerning the omitted portions of those agreements.
* * * * *

We trust that the aforementioned responses adequately address the Staff’s comments.
Additionally, as requested, in connection with the Staff’s comments in the July 8th Letter and the Company’s responses thereto, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or by any person under the federal securities laws of the United States.
Sincerely,
/s/ Dennis Turpin
Dennis Turpin, CA
Senior Vice President and Chief Financial Officer